Exhibit 99.1

NEWS

Sequans Communications Announces Fourth Quarter and

Full Year 2011 Financial Results

PARIS, France – February 9, 2012 – Sequans Communications S.A. (NYSE: SQNS), a 4G chipmaker supplying LTE and WiMAX chips to equipment manufacturers for mobile operators worldwide, today announced financial results for the fourth quarter and the year ended December 31, 2011.

Fourth Quarter 2011 Highlights:

Revenues, gross margin and non-IFRS loss per share are in line with guidance.

Revenue: Revenue of $11.5 million decreased 56% sequentially from the third quarter of 2011 and decreased 50% compared to the fourth quarter of 2010. The primary reason for the decrease was the decline in sales to the Company’s largest customer, following changes in the WiMAX market in the United States.

Gross margin: Gross margin was 52.0% compared to 53.6% in the third quarter of 2011 and 50.4% in the fourth quarter of 2010.

Operating income (loss): Operating loss was $5.0 million compared to an operating profit of $1.9 million in the third quarter of 2011 and an operating profit of $0.6 million in the fourth quarter of 2010.

Net Profit (Loss): Net loss was $5.6 million, or ($0.16) per diluted share/ADS, compared to a net profit of $3.2 million, or $0.09 per diluted share/ADS in the third quarter of 2011 and a net loss of $2.8 million, or ($0.10) per diluted share/ADS in the fourth quarter of 2010.

Non-IFRS Net Profit (Loss): Excluding stock-based compensation and the change in the fair value of the option component of convertible notes, non-IFRS net loss was $4.3 million, or ($0.12) per diluted share/ADS, compared to a non-IFRS net profit of $2.8 million, or $0.08 per diluted share/ADS in the third quarter of 2011, and a non-IFRS net loss of $0.2 million, or ($0.01) per diluted share/ADS, in the fourth quarter of 2010.

Full Year 2011 Highlights:

Revenue of $93.7 million in 2011 increased 37% over 2010 revenue, while gross margin remained stable at 50.5% in 2011 compared to 51.0% in 2010.

2011 included an operating profit of $1.1 million compared to an operating loss of $0.5 million in 2010, while the net loss decreased to $0.4 million ($0.01 loss per diluted share/ADS) in 2011, from a net loss of $2.7 million ($0.11 loss per diluted share/ADS) in 2010. Excluding stock-based compensation and the change in the fair value of the option component of convertible notes, non-IFRS net profit was $3.7 million, or $0.11 per diluted share/ADS in 2011, compared to a non-IFRS net profit of $0.5 million, or $0.02 per diluted share/ADS in 2010.

In millions of $US except percentages, shares and per share amounts	Key Metrics
	Q4 2011	%*	Q3 2011	%*	Q4 2010	%*	Full year 2011	%*	Full year 2010	%*
Revenues	$11.5		$26.2		$22.9		$93.7		$68.5
Gross profit	6.0	52.0%	14.0	53.6%	11.5	50.4%	47.3	50.5%	34.9	51.0%
Operating income (loss)	(5.0)	-43.4%	1.9	7.1%	0.6	2.5%	1.1	1.1%	(0.5)	-0.7%
Net profit (loss)	(5.6)	-48.9%	3.2	12.3%	(2.8)	-12.1%	(0.4)	-0.5%	(2.7)	-3.9%
Diluted EPS	$(0.16)		$0.09		$(0.10)		$(0.01)		$(0.11)
Number of diluted shares/ADS	34,626,501		35,089,236		26,721,605		32,610,680		24,980,139
Cash flow from (used in) operations	(3.1)		5.9		7.9		2.8		1.5
Cash and cash equivalents at quarter-end	57.2		65.5		9.7		57.2		9.7
Additional information:
Stock-based compensation included in operating result	1.3		1.3		0.3		4.2		1.1
Change in the fair value of convertible notes option component included in financial result	—		(1.7)		2.3		—		2.1
Non-IFRS diluted EPS (excludes stock-based compensation and change in fair value of the option component)	$(0.12)		$0.08		$(0.01)		$0.11		$0.02

*	Percentage of revenues

Sequans reports fourth quarter and full year 2011 financial results

“Owing to a very strong first half, overall 2011 was a very good year for Sequans, with revenues up 37% and operating leverage leading to a nearly seven-fold increase in non-IFRS profit,” said Georges Karam, Sequans CEO. “Our Q4 results and Q1 guidance reflect the fact that our largest customer for WiMAX chips is continuing to focus on reducing inventory after an abrupt shift in strategy by Sprint in the U.S. . Although new WiMAX devices were recently introduced by operators in Japan and Korea, and we expect orders from our largest customer to resume in 2012, the market for WiMAX chips is expected to be smaller in 2012 than originally expected. Given our strong product offering, we anticipate continuing to have a major share of the available market.

“Our long term future is based on the growth of chips for LTE devices and this has been our development focus for some time. We are very pleased with our early traction in LTE. Although our second generation chips have only been sampling for a short time, we have already achieved design wins with nine device vendors. These customers are working closely with operators in the largest LTE markets — the U.S., China and India, as well as in some smaller markets in Southeast Asia, Japan, the Middle East, Australia and Brazil.

“We are positioned to be a strong participant in the LTE market based on the advantages of our solution, which include an ultra-efficient modem design enabling superior performance with 150Mb/s Category 4 throughput, very low power consumption and an extremely small footprint. In addition, we are planning to introduce a number of additional advanced features that are eagerly anticipated by wireless carriers. In addition, we believe we are the only vendor offering a dual 4G chip for devices supporting both WiMAX and LTE, which will benefit operators planning a gradual transition to LTE.

“Our LTE plan is on track and we are pleased with our progress in gaining initial design wins in all major LTE markets around the world. We continue to expect LTE revenue from data devices to begin ramping during the second half of this year,” concluded Mr. Karam.

Outlook

The following statements are based on management’s current assumptions and expectations. These statements are forward-looking and actual results may differ materially. Sequans undertakes no obligation to update these statements.

Sequans expects revenue for the first quarter of 2012 to be in the range of $4 to $5 million, with gross margin around 50%. Based on this revenue range and expected gross margin, non-IFRS net loss per diluted share/ADS is expected to be between ($0.27) and ($0.29) for the first quarter of 2012, with approximately 34.7 million weighted average number of diluted shares/ADSs. Non-IFRS EPS guidance excludes the impact of stock based compensation.

Conference Call and Webcast

Sequans plans to conduct a teleconference and live webcast to discuss the financial results for the fourth quarter and full year of 2011 today, February 9, 2012 at 8:00 a.m. EDT /14:00 CET. To participate in the live call, analysts and investors should dial 800-230-1059 (or +1 612-234-9959 if outside the U.S.). A live and archived webcast of the call will be available from the Investors section of the Sequans website at www.sequans.com/investors/. A replay of the conference call will be available until March 9, 2012, by dialing toll free 800-475-6701 in the U.S., or +1 320-365-3844 from outside the U.S., using the following access code: 231147.

Forward Looking Statements

This press release may contain projections or other forward-looking statements regarding future events or our future financial performance. All statements other than present and historical facts and conditions contained in this release, including any statements regarding our future results of operations and financial positions, business strategy, plans and our objectives for future operations, are forward-looking statements (within the meaning of the Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended). These statements are only predictions and reflect our current beliefs and expectations with respect to future events and are based on assumptions and subject to risk and uncertainties and subject to change at any time. We operate in a very competitive and rapidly changing environment. New risks emerge from time to time. Given these risks and uncertainties, you should not place undue reliance on these forward-looking statements. Actual events or results may differ materially from those contained in the projections or forward-looking statements. Some of the factors that could cause actual results to differ materially from the forward-looking statements contained herein include, without limitation: (i) the contraction or lack of growth of markets in which we compete and in which our products are sold, including WiMAX and LTE markets, (ii) unexpected increases in our expenses, including manufacturing expenses, (iii) inability to adjust spending quickly enough to offset any unexpected revenue shortfall, (iv) delays or cancellations in spending by our customers, (v) unexpected average selling price reductions, (vi) the significant fluctuation to which our quarterly revenue and operating results are subject due to cyclicality in the wireless communications industry and transitions to new process technologies, (vii) our inability to anticipate the future market demands and future needs of our customers, (viii) our inability to achieve new design wins, and (ix) other factors detailed in documents we file from time to time with the Securities and Exchange Commission. Forward-looking statements in this release are made pursuant to the safe harbor provisions contained in the Private Securities Litigation Reform Act of 1995.

Sequans reports fourth quarter and full year 2011 financial results

Use of Non-IFRS/non-GAAP Financial Measures

To supplement our unaudited consolidated financial statements prepared in accordance with IFRS, we disclose certain non-IFRS, or non-GAAP, financial measures. These measures exclude non-cash charges. We believe that these measures can be useful to facilitate comparisons among different companies. These non-GAAP measures have limitations in that the non-GAAP measures we use may not be directly comparable to those reported by other companies. We seek to compensate for this limitation by providing a detailed reconciliation of the non-GAAP financial measures to the most directly comparable IFRS measures in the table attached to this press release.

About Sequans Communications

Sequans Communications is a 4G chipmaker, supplying LTE and WiMAX chips to equipment manufacturers for mobile operators worldwide. Founded in 2003 to address the WiMAX market, the company expanded in early 2009 to address the LTE market. Sequans chips are inside 4G networks around the world. Sequans is based in Paris, France with additional offices throughout the world, including United States, United Kingdom, Israel, Hong Kong, Singapore, Taiwan, South Korea and China. www.sequans.com

SOURCE: Sequans Communications S.A.

Media Relations: Kimberly Tassin, +1.425.736.0569, Kimberly@sequans.com

Investor Relations: Claudia Gatlin, +1 212.830.9080, Claudia@sequans.com

Condensed financial tables follow

Sequans reports fourth quarter and full year 2011 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Three months ended
(in thousands of US$, except share and per share amounts)	Dec 31, 2011	Sept 30, 2011	Dec 31, 2010
Revenue :
Product revenue	10,996	25,896	22,140
Other revenue	491	334	724

Total revenue	11,487	26,230	22,864

Cost of revenue
Cost of product revenue	5,451	12,129	11,247
Cost of other revenue	64	54	85

Total cost of revenue	5,515	12,183	11,332

Gross profit	5,972	14,047	11,532

Operating expenses :
Research and development	5,676	6,514	5,402
Sales and marketing	3,094	3,252	4,143
General and administrative	2,190	2,430	1,425

Total operating expenses	10,960	12,196	10,970

Operating income (loss)	(4,988)	1,851	562

Financial income (expense):
Interest income (expense), net	(26)	(26)	(332)
Foreign exchange gain (loss)	(469)	(172)	(557)
Change in the fair value of convertible notes option component	—	1,651	(2,282)

Profit (loss) before income taxes	(5,483)	3,304	(2,609)

Income tax expense	132	71	150
Profit (loss)	(5,615)	3,233	(2,759)
Attributable to :
Shareholders of the parent	(5,615)	3,233	(2,759)
Minority interests	—	—	—

Basic earnings (loss) per share	$(0.16)	$0.09	$(0.10)

Diluted earnings (loss) per share	$(0.16)	$0.09	$(0.10)

Number of shares used for computing:
— Basic	34,626,501	34,561,065	26,721,605
— Diluted	34,626,501	35,089,236	26,721,605

Sequans reports fourth quarter and full year 2011 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	Year ended December 31,
(in thousands of US$, except share and per share amounts)	2011	2010 (*)
Revenue :
Product revenue	91,742	64,933
Other revenue	1,972	3,611

Total revenue	93,714	68,544

Cost of revenue
Cost of product revenue	46,167	33,272
Cost of other revenue	247	340

Total cost of revenue	46,414	33,612

Gross profit	47,300	34,932

Operating expenses :
Research and development	24,935	17,917
Sales and marketing	12,963	13,541
General and administrative	8,327	3,953

Total operating expenses	46,225	35,411

Operating income (loss)	1,075	(479)

Financial income (expense):
Interest income (expense), net	(389)	(879)
Foreign exchange gain (loss)	(744)	925
Change in the fair value of convertible notes option component	—	(2,109)

Profit (loss) before income taxes	(58)	(2,542)

Income tax expense	371	150
Profit (loss)	(429)	(2,692)
Attributable to :
Shareholders of the parent	(429)	(2,692)
Minority interests	—	—

Basic earnings (loss) per share	$(0.01)	$(0.11)

Diluted earnings (loss) per share	$(0.01)	$(0.11)

Number of shares used for computing:
— Basic	32,610,680	24,980,139
— Diluted	32,610,680	24,980,139

(*)	As adjusted to reflect the classification of foreign exchange gains and losses related to hedges of euro based operating expenses from financial result to operating expenses. The effect on the year ended December 31, 2010 was to reduce operating expenses by $213.

Sequans reports fourth quarter and full year 2011 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

	At December 31,
(in thousands of US$)	2011	2010
ASSETS
Non-current assets
Property, plant and equipment	9,334	5,291
Intangible assets	4,233	3,144
Loan and other receivables	531	1,485
Available for sale assets	677	432

Total non-current assets	14,775	10,352

Current assets
Inventories	11,660	8,768
Trade receivables	8,373	14,163
Prepaid expenses and other receivables	2,571	3,333
Recoverable value added tax	2,008	1,361
Research tax credit receivable	4,423	2,001
Cash and cash equivalents	57,220	9,739

Total current assets	86,255	39,365

Total assets	101,030	49,717
EQUITY AND LIABILITIES
Equity
Issued capital, euro 0.02 nominal value, 34,667,339 shares authorized, issued and outstanding at December 31, 2011 (27,720,013 at December 31, 2010)	912	710
Share premium	129,283	68,972
Other capital reserves	9,368	5,194
Accumulated deficit	(54,691)	(54,262)
Accumulated other comprehensive income (loss)	(628)	85

Total equity	84,244	20,699

Non-current liabilities
Government grant advances and interest-free loans	385	1,278
Provisions	259	184

Total non-current liabilities	644	1,462

Current liabilities
Trade payables	8,580	15,508
Interest-bearing loans and borrowings	—	3,564
Government grant advances and interest-free loans	717	1,889
Other current liabilities	5,846	5,270
Deferred tax liabilities	55	—
Deferred revenue	869	893
Provisions	75	432

Total current liabilities	16,142	27,556

Total equity and liabilities	101,030	49,717

Sequans reports fourth quarter and full year 2011 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of US$)	Year ended December 31,
	2011	2010
Operating activities
Loss before income taxes	(58)	(2,542)
Non-cash adjustment to reconcile income before tax to net cash from (used in) operating activities
Depreciation and impairment of property, plant and equipment	4,066	2,600
Amortization and impairment of intangible assets	1,836	1,314
Share-based payment expense	4,174	1,131
Increase (decrease) in provisions	(31)	67
Change in fair value of convertible notes option component	—	2,109
Financial expense	471	370
Foreign exchange loss (gain)	(508)	(1,363)
Loss (Gain) on disposal of property, plant and equipment	—	(3)
Interest free financing benefit	178	(216)
Working capital adjustments
Decrease (Increase) in trade receivables and other receivables	5,144	(9,256)
Decrease (Increase) in inventories	(2,870)	(7,212)
Decrease (Increase) in research tax credit receivable	(2,422)	983
Increase (Decrease) in trade payables and other liabilities	(6,274)	14,113
Increase (Decrease) in deferred revenue	(24)	(758)
Increase (Decrease) in government grant advances	(521)	205
Income tax paid	(398)	(61)
Net cash flow from operating activities	2,763	1,481
Investing activities
Purchase of intangible assets and property, plant and equipment	(11,042)	(6,371)
Purchase of financial assets	—	(1,056)
Return of factoring deposit and other	709	—
Proceeds from sale of intangible assets and property, plant and equipment	—	50
Net cash flow used in investments activities	(10,333)	(7,377)
Financing activities
IPO proceeds, net of costs	59,934	(754)
Proceeds from issue of shares, net of transaction costs	—	8,720
Proceeds from exercice of stock options and founders’ warrants	579	290
Proceeds from borrowings	—	36
Repayment of borrowings	(3,479)	—
Interest paid	(656)	(324)
Proceeds from interest-free loan	—	789
Repayment of interest-free loans	(1,321)	(913)
Net cash flows from financing activities	55,057	7,844
Net increase in cash and cash equivalents	47,487	1,948
Net foreign exchange difference	(6)	(1)
Cash and cash equivalent at January 1	9,739	7,792
Cash and cash equivalents at year end	57,220	9,739

Sequans reports fourth quarter and full year 2011 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Three months ended
(in thousands of US$, except share and per share amounts)	December 31, 2011			Sept 30, 2011	Dec 31, 2010

	IFRS (as reported)	Adjustments (*)	Non-IFRS	Non-IFRS	Non-IFRS
Revenue :
Product revenue	10,996		10,996	25,896	22,140
Other revenue	491		491	334	724

Total revenue	11,487	—	11,487	26,230	22,864

Cost of revenue
Cost of product revenue	5,451	71	5,380	12,063	11,236
Cost of other revenue	64		64	54	85

Total cost of revenue	5,515	71	5,444	12,117	11,321

Gross profit	5,972	(71)	6,043	14,113	11,543

Operating expenses :
Research and development	5,676	482	5,194	6,186	5,218
Sales and marketing	3,094	92	3,002	3,004	4,054
General and administrative	2,190	679	1,511	1,819	1,383

Total operating expenses	10,960	1,253	9,707	11,009	10,655

Operating income (loss)	(4,988)	(1,324)	(3,664)	3,104	888

Financial income (expense):
Interest income (expense), net	(26)		(26)	(26)	(332)
Foreign exchange gain (loss)	(469)		(469)	(172)	(557)
Change in the fair value of convertible notes option component	—	—	—	—	—

Profit (loss) before income taxes	(5,483)	(1,324)	(4,159)	2,906	(1)

Income tax expense	132		132	71	150
Net profit (loss)	(5,615)	(1,324)	(4,291)	2,835	(151)
Attributable to :
Shareholders of the parent	(5,615)		(4,291)	2,835	(151)
Minority interests	—				—

Basic earnings per share	$(0.16)		$(0.12)	$0.08	$(0.01)

Diluted earnings per share	$(0.16)		$(0.12)	$0.08	$(0.01)

Number of shares used for computing:
— Basic	34,626,501		34,626,501	34,561,065	26,721,605
— Diluted	34,626,501		34,626,501	35,089,236	26,721,605

(*)	Adjustments related to stock based compensation expenses according to IFRS 2

Sequans reports fourth quarter and full year 2011 financial results

SEQUANS COMMUNICATIONS S.A.

UNAUDITED RECONCILIATION OF NON-IFRS FINANCIAL RESULTS

	Year ended
(in thousands of US$, except share and per share amounts)	December 31, 2011			Dec 31, 2010
	IFRS (as reported)	Adjustments (*)	Non-IFRS	Non-IFRS
Revenue :
Product revenue	91,742		91,742	64,933
Other revenue	1,972		1,972	3,611

Total revenue	93,714	—	93,714	68,544

Cost of revenue
Cost of product revenue	46,167	209	45,958	33,249
Cost of other revenue	247		247	340

Total cost of revenue	46,414	209	46,205	33,589

Gross profit	47,300	(209)	47,509	34,955

Operating expenses :
Research and development	24,935	1,233	23,702	17,421
Sales and marketing	12,963	765	12,198	13,042
General and administrative	8,327	1,967	6,360	3,840

Total operating expenses	46,225	3,965	42,260	34,303

Operating income (loss)	1,075	(4,174)	5,249	652

Financial income (expense):
Interest income (expense), net	(389)		(389)	(879)
Foreign exchange gain (loss)	(744)		(744)	925
Change in the fair value of convertible notes option component	—		—	—

Profit (Loss) before income taxes	(58)	(4,174)	4,116	698

Income tax expense (benefit)	371		371	150
Profit (Loss)	(429)	(4,174)	3,745	548
Attributable to :
Shareholders of the parent	(429)		3,745	548
Minority interests	—			—

Basic earnings (loss) per share	$(0.01)		$0.11	$0.02

Diluted earnings (loss) per share	$(0.01)		$0.11	$0.02

Number of shares used for computing:
— Basic	32,610,680		32,610,680	24,980,139
— Diluted	32,610,680		33,888,741	25,733,966

(*)	Adjustments related to stock based compensation expenses according to IFRS 2